(h)(8)(B)(v)

Directed Services LLC

1475 Dunwoody Drive, West Chester, PA 19380

November 18, 2014

Voya Investors Trust
7337 East Doubletree Ranch Road
Suite 100

Scottsdale, AZ  85258-2034

Re:                             Expense Limitations

Ladies and Gentlemen:

By execution of this letter agreement (the “Agreement”) to the Expense Limitation Agreement, dated November 18, 2014, as amended, intending to be legally bound hereby, Directed Services LLC (“DSL”), the Adviser to Voya Large Cap Value Portfolio (the “Portfolio”), agrees that DSL shall, from November 18, 2014 through May 1, 2016, waive all or a portion of its investment management fee and/or reimburse expenses in amounts necessary so that after such waivers and/or reimbursements, the maximum total operating expense ratios of the Portfolio, shall be as follows:

	Maximum Operating Expense Limit (as a percentage of average net assets)
	Classes
Name of Portfolio	Adviser	Institutional	Service	Service 2
Voya Large Cap Value Portfolio	1.25%	0.65%	0.90%	1.05%

DSL acknowledges that any fees waived or expenses reimbursed during the term of this Agreement shall not be eligible for recoupment at any time in the future.

This Agreement replaces the previous Agreement, dated May 1, 2014.

Notwithstanding the foregoing, termination or modification of this letter requires approval by the Board of Trustees of Voya Investors Trust.

Sincerely,

By:	/s/ Todd Modic
Todd Modic
Vice President
Directed Services LLC